SANTA FE GOLD CORPORATION

FORM RW

(Withdrawal of Registration Statement)

Filed 07/12/2021

Address:	3544 Rio Grande Boulevard, N.W Albuquerque, NM 87107
Telephone:	(505)255-4852
CIK:	0000851726
Symbol	Formerly SFEG
SIC Codes:	1040 – Gold & Silver Ores 1000 – Metal Mining
Industry:	Precious Metals & Minerals
Sector:	Basic Materials
Fiscal Year:	06/30

July 12, 2021

VIA EMAIL AND EDGAR

Mr. Brad Skinner, Office Chief

Office of Energy and Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Santa Fe Gold Corporation (the " Company ")

Request for Withdrawal of Registration Statement on Form 10-12G (File No. 000-20430)

Dear Mr. Skinner:

The Company hereby requests that the Company's Registration Statement on Form 10-12G referenced above and all related documents and filings, identified by accession number 0001096906-21-001147000 (the " Registration Statement "), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter but prior to July 13, 2021. The Registration Statement was initially filed on May 14, 2021. The Company has decided not to proceed with the Registration Statement at this time in order to ensure that it does not become effective while there remain unresolved Staff comments; however, the Company reserves the right to file a registration statement on Form 10 in the future.

The Company makes this request in order to prevent the Registration Statement from going effective in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date.

We would appreciate it if you would notify the undersigned of consent to this request with a copy to the Company’s special outside counsel Peder K. Davisson, Esq. if you have any questions or comments, please contact Peder K. Davisson, Esq. at 612.242.2622.

Very truly yours,

/s/ Stephen Antol

Chief Financial Officer

Cc: Peder K. Davisson, Esq.